United States of America
before the
Securities and Exchange Commission

In the Matter of: SUNWEST ROLLOVER MEMBER LLC	APPLICATION FOR AN ORDER OF EXEMPTION UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

c/o Michael A. Grassmueck United States District Court Receiver The Grassmueck Group Post Office Box 3649 Portland, OR 97208-5248
File No. ______________ Investment Company Act of 1940

Summary of the Application

Sunwest Rollover Member LLC (“Applicant”) hereby applies for an order of the Securities and Exchange Commission (“Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), exempting Applicant from the provisions of Sections 14(a), 18(a), 18(c), 19(b), 23(b), 30(a), 30(b), 30(e) and 30(h) of  the Investment Company Act and the rules thereunder.

In particular, the relief requested in this application (the “Application”) would permit Applicant to engage in the following transactions which, in the absence of an exemption, might appear to violate provisions of the Investment Company Act:

Offer its interests without first having a net worth of at least $100,000.	§14(a)
Issue to investors in the Sunwest Enterprise (as defined below) common and preferred equity interests and issue to Sunwest founders contingent “profits interests” per order of the U.S. District Court in the SEC Enforcement Action (as defined below).

§§18(a), (c)
Accept loans from the Debtor (as defined below) in the Sunwest bankruptcy estate to defer administrative, compliance and other similar expenses.	§18(a)

Distribute long-term capital gains upon receipt if received more frequently than annually.	§19(b)
Sale of initial “common stock” without determining the net asset value of such “common stock.”	§23(b)
Possible sale of “common stock” at a price below current net asset value of such “common stock” in case of capital requests from Blackstone LLC (as defined below) or to enable Applicant to pay administrative, compliance and similar expenses or to repay advances from the Debtor used to defer such expenses.

§23(b)
Exemption from the requirement to file with the Commission and provide to members of Applicant certain financial statements and reports and from the requirement for certain persons to file ownership reports.

§§30(a), (b), (e), (h)

Applicant

Applicant is Sunwest Rollover Member LLC, a Delaware limited liability company formed for the sole purpose of holding the “Rollover Equity Interests” in BRE/SW Portfolio LLC, a Delaware limited liability company (for convenience, “Blackstone LLC”).  Blackstone LLC will acquire substantially all of the core assets (consisting of approximately 149 senior living facilities throughout the United States) of the “Sunwest Enterprise,” as more fully described in this Application.  The Rollover Equity Interests will be issued to Applicant as part of the consideration for Blackstone LLC’s acquisition of the Sunwest assets pursuant to the terms and conditions of an Agreement of Purchase, Sale and Contribution dated as of January 15, 2010, as amended (the “PSA”).  Applicant will, in turn, issue to investors in the Sunwest Enterprise who elect to receive such interests in lieu of cash distributions in bankruptcy, Preferred Units (as defined below), Common Interests or, in the case of Sunwest founders, non-voting contingent “profits interests.”

The assets of Applicant will consist exclusively of the Rollover Equity Interests in Blackstone LLC and temporary investments in certain specified types of short-term instruments pending distributions to members or disbursement in payment of obligations.  Applicant will not otherwise invest or reinvest assets or engage in other activities.

Applicant will initially be administered by Michael A. Grassmueck, the Receiver appointed by the United States District Court for the District of Oregon (“Court”) with respect to the Receivership Entities defined in the Court’s order.  Mr. Grassmueck is not an interested person of Applicant within the meaning of Section 2(a)(19) of the Investment Company Act.  He will be appointed as Applicant’s sole initial Manager by order of the Court and by action of the initial member of Applicant.

Background of the Sunwest Enterprise

The Sunwest Enterprise is a group of related entities formerly involved in the acquisition, development, design, construction, financing, insuring and operation of senior living and other properties nationwide, along with miscellaneous other assets and operations.  Prior to 2008, the Sunwest Enterprise operated 290 facilities and was one of the largest assisted living providers in the United States.

The Sunwest Enterprise financed the acquisition and development of its senior living and other properties through various means, including the sale to investors of limited liability company interests and tenant-in-common interests in its properties.  Ownership of the Sunwest facilities included some 1,200 tenant-in-common investors and several hundred limited liability company members.  Each Sunwest affiliated property purported to have separate ownership, often involving multiple tenant-in-common owners or limited liability company members.

On December 1, 2008, Stayton SW Assisted Living, L.L.C., one of the Sunwest entities (the “Debtor”), initiated its bankruptcy case, now United States District Court for the District of Oregon, Case No. 09-cv-6082-HO (the “Bankruptcy Case”), with the filing of its voluntary petition under Chapter 11 of Title 11 of the United States Code.  The Debtor remains in possession of its assets and continues to operate its business as debtor-in-possession pursuant to 11 U.S.C. §§ 1107 and 1108.

On March 2, 2009, the Commission commenced an action in the Court against Sunwest Management, Inc. (“Sunwest”) and other persons and entities for, among other things, violation of federal securities laws, and seeking an injunction and appointment of a receiver in SEC v. Sunwest Management, Inc., et al, Case No. 09-cv-6056-HO (“SEC Enforcement Action”).  In its complaint, the Commission alleged, among other matters, that Sunwest and others committed violations of securities laws in the offering of interests in the Sunwest Enterprise and operated the Sunwest Enterprise as a unitary enterprise virtually as a “Ponzi” scheme.

On March 10, 2009, the Court entered its Order in the SEC Enforcement Action granting an injunction and appointing Michael A. Grassmueck as Receiver (“Receiver”) and Clyde A.  Hamstreet as Chief Restructuring Officer (“CRO”) of the Receivership Entities, as defined therein, that were part of the Sunwest Enterprise.

On October 1, 2009, the Court entered its Order (the “Approval Order”) in the SEC Enforcement Action approving the Distribution Plan of Receiver and Chief Restructuring Officer for Sunwest Enterprise (“Distribution Plan”).  The Approval Order authorized the Receiver and the CRO to reorganize the Sunwest Unitary Enterprise recognized in the Distribution Plan through the Bankruptcy Case.

The Distribution Plan and Approval Order provided for the sale or contribution of certain core senior living facilities (the “Holdco Properties”) pursuant to a Stalking Horse Sale and Auction (as that term is defined in the Distribution Plan).

On December 22, 2009, the Court entered its Order Granting Joint Motion of Debtor, the Tenants in Common Committee and the Unsecured Creditors’ Committee for Substantive Consolidation of Assets and Liabilities of Sunwest Related Entities (the “Consolidation Order”).  The Consolidation Order provided that all assets and liabilities of the Sunwest Enterprise are substantively consolidated into Debtor’s Bankruptcy Case, that equitable title to real estate held by the Sunwest Enterprise is consolidated into Debtor’s bankruptcy estate, and that Debtor has the right to convey title to, or interests in, real property pursuant to a confirmed Plan of Reorganization or other order of the Court.

On January 15, 2010, the Debtor and Blackstone LLC entered into the PSA providing for the sale or contribution of substantially all of the core assets of the Sunwest Enterprise, including the tenant-in-common interests in the properties, to Blackstone LLC or the successful bidder at the Stalking Horse Sale and Auction.

On March 29, 2010, the Court entered its Order, among other matters, approving the PSA, together with the auction process, bidding procedures and overbid protections contemplated by the PSA.  The Bid Deadline established for the Stalking Horse Auction expired on May 10, 2010.  On May 17, 2010, the Court entered its Order identifying and approving Blackstone LLC as successful bidder and purchaser under the PSA.

Structure of Applicant

Due to the complex and unusual capital structure of the Sunwest Enterprise, outright sale to Blackstone LLC of the Sunwest assets likely would result in adverse income tax consequences to numerous Sunwest investors.  Outright sale of the Sunwest assets to Blackstone LLC also would deprive those Sunwest investors who wish to do so of the opportunity to continue their investment and share any future appreciation following Blackstone LLC’s acquisition of the assets.  To address these issues, the PSA and the Plan of Reorganization provide that the consideration to be paid by Blackstone LLC in acquiring the Sunwest assets will, at the election of the Sunwest investors, take the form of a combination of:

●	Cash; and/or

●	Issuance of equity interests in Blackstone LLC in exchange for contribution of the interests of Sunwest investors. The equity interests in Blackstone LLC will be held by Applicant and will consist of:

o	Up to 49% of the Common Interests in Blackstone LLC; and/or

o	Up to $50 million in 6% Class A Preferred Units (“Preferred Units”) in Blackstone LLC.1

Interests in Applicant will not be issued in exchange for cash.  Rather, interests in Applicant will be issued in exchange for the existing interests of investors in the Sunwest properties and the bankruptcy estate.2  Interests in Applicant will be issued pursuant to the Plan of Reorganization in the Bankruptcy Case.  Therefore, issuance will comply with Section 23(a)(2) of the Investment Company Act.  See Section 2(a)(33) of the Investment Company Act.

Sunwest investors who elect to receive Common Interests or Preferred Units in Blackstone LLC will not become direct members of Blackstone LLC.  Rather, such investors will contribute their interests to Applicant, which will issue to such investors interests in Applicant, which interests will mirror the Class A Preferred Units and Common Interests in Blackstone LLC which are held by Applicant (except to the extent of the contingent “profits interests” to be held by Sunwest founders).

The Plan of Reorganization also provides that certain founders of Sunwest will receive non-voting “profits interests” in Applicant in the event that total distributions and payments to Sunwest creditors and investors (not including such founders) aggregate in excess of $500 million.3

1
Holders of Preferred Units will have contributed interests in the Sunwest properties and the bankruptcy estate valued at $100 for each Preferred Unit.  Each Preferred Unit is entitled to a preferred cumulative return of 6% per year on the $100, and each Preferred Unit is redeemable after five and one-half years at the option of the holder of the Preferred Unit (and, under certain circumstances, at Applicant’s option).  Because the redemption price of each Preferred Unit is $100 plus any accumulated but unpaid preferred return, Preferred Units are not “redeemable securities” under Section 2(a)(32) of the Investment Company Act.

2
Through this structure, certain Sunwest investors are able to pursue the possibility of deferring a taxable event in connection with acquisition of their interests by Blackstone LLC.  Through this mechanism, those Sunwest investors who elect to receive Preferred Units may be able to defer a taxable event and, at the same time, receive an instrument having a fixed and guaranteed return.

3
Disposition of any proceeds of such “profits interests” is subject to an agreement between the Sunwest founders and the State of Oregon, Department of Consumer and Business Services, Division of Finance and Corporate Securities and to resolution of  matters pending between the Commission and such founders.

The following diagram illustrates the organizational structure of Blackstone LLC and Applicant following acquisition of the Sunwest assets by Blackstone LLC.

Because Applicant’s membership interests will be offered in connection with a bankruptcy proceeding, the offer and issuance of such securities are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”).  11 USC §1145(a).

Applicant as Potential Investment Company

Applicant will be an investment company as defined in Section 3(a)(1) of the Investment Company Act because:  (a) Applicant will acquire investment securities (e.g. membership interests in Blackstone LLC) having a value exceeding 40% of the value of Applicant’s total assets; and (b) the outstanding membership interests in Applicant are expected to be beneficially owned by more than 100 persons.

Applicant intends to register under the Investment Company Act as a closed-end investment company before the Court confirmation of the Debtor’s Plan of Reorganization and related transactions contemplated to occur on July 13, 2010 and to file a registration statement with the Commission on Form N-2 within three months thereafter.

Summary of Relief Sought by Applicant

Applicant’s sole source of revenue will be its investment in Blackstone LLC.  It is not anticipated that there will be any distributions to Applicant in the initial years of operation of Blackstone LLC.  Accordingly, in order to permit Applicant to fund the administrative, compliance and similar expenses, many of which are associated with compliance with the Investment Company Act: (a) Blackstone LLC has agreed to reimburse Applicant in an amount of $400,000 per year as a “Reporting Reimbursement;” and (b) the Debtor has agreed to, from time to time, loan to Applicant additional funds to permit Applicant to pay its administrative, compliance and similar expenses.

The relief requested in this Application would permit Applicant to engage in the following transactions which, in the absence of an exemption, might appear to violate provisions of the Investment Company Act:

Offer its interests without first having a net worth of at least $100,000.	§14(a)
Issue to investors in the Sunwest Enterprise common and preferred equity interests and issue to Sunwest founders contingent “profits interests” per order of the U.S. District Court in the SEC Enforcement Action.

§§18(a), (c)
Accept loans from the Debtor to defer administrative, compliance and other similar expenses.	§18(a)
Distribute long-term capital gains upon receipt if received more frequently than annually.	§19(b)
Sale of initial “common stock” without determining the net asset value of such “common stock.”	§23(b)
Possible sale of “common stock” at a price below the current net asset value of such “common stock” in case of capital requests from Blackstone LLC or to enable Applicant to pay administrative, compliance  and similar expenses or to repay advances from the Debtor used to defer such expenses.

§23(b)

Exemption from the requirement to file with the Commission and provide to members certain financial statements and reports and from the requirement for certain persons to file ownership reports.	§§30(a), (b), (e), (h)

Applicable Investment Company Act Provisions

Section 6(c) of the Investment Company Act provides, in part, that the Commission, “by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provisions of [the Investment Company Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.”

Section 14(a) of the Investment Company Act requires registered investment companies to have a net worth of at least $100,000 prior to publicly offering their securities.  Section 14(a)(3) provides certain exceptions in connection with offerings registered under the Securities Act.

Section 18(a) of the Investment Company Act limits the ability of registered closed-end companies to issue senior securities representing debt or preferred stock, by imposing strict conditions on such issuances.  Section 18(c) of the Investment Company Act provides generally that it is unlawful for any registered closed-end company “to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock.”

Section 19(b) of the Investment Company Act makes it unlawful for any investment company to distribute long-term capital gains more often than once every 12 months, in contravention of SEC rules.  Rule 19b-1 places limits on such distributions.

Section 23(b) of the Investment Company Act makes it unlawful for a registered closed-end company to sell any “common stock” of which it is the issuer at a price below the current net asset value of such stock, exclusive of any distributing commission or discount, except in accordance with several limited exceptions.

Section 30 of the Investment Company Act sets forth periodic and other reporting requirements for an investment company to its shareholders and the Commission; and requires ownership reporting by key shareholders, directors, officers, any investment adviser to the investment company, and affiliated persons of the investment adviser.

Discussion

Although Applicant comes within the definition of investment company in the Investment Company Act, Applicant is substantively much different than most registered investment companies.  Applicant intends to register as a closed-end company.  However, Applicant believes it would be in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Investment Company Act and the rules thereunder to exempt Applicant from Section 14(a), Section 18(a), Section 18(c), Section 19(b), Section 23(b), and certain provisions of Section 30.

The Commission has granted relief to other issuers formed as a result of bankruptcy proceedings, including The Drexel Burnham Lambert Group Inc., Investment Company Act Release Nos. 18643 (April 1, 1992) (notice of application) and 18675 (April 24, 1992) (order); LTV Aerospace Creditors Liquidating Trust, Investment Company Act Release Nos. 19596 (July 26, 1993) (notice of application) and 19648 (August 24, 1993) (order).  In those orders, the Commission exempted the applicants from all provisions of the Investment Company Act, except Sections 9, 17(a), (d) (as modified by the application) and 17(e), 30 (as modified in the application), and 36 through 53.  In doing so, the Commission recognized that it was in the public interest and consistent with the protection of investors and the purposes of the Investment Company Act to provide extensive exemptive relief for entities formed as a result of bankruptcy proceedings, whose operations would be overseen by a court.  Applicant submits that its requested relief is equally in the public interest and consistent with the protection of investors and the purposes of the Investment Company Act.

Although Applicant is not structured as a liquidating trust, its purpose of resolving bankruptcy proceedings is the same as that of a liquidating trust.  In addition, Applicant’s term will expire on December 31, 2020, subject to earlier dissolution and termination under certain circumstances. The liquidating trust in the Drexel Burnham matter had a four-year duration, with three additional two-year extensions permitted if approved by the bankruptcy court.  The LTV Aerospace Creditors Liquidating Trust had a 10-year duration, subject to earlier termination under certain circumstances.  Applicant is not structured as a perpetual fund, because it is expected that Blackstone LLC will wind down over a few years consistent with the typical liquidity objectives applicable to private equity fund investments.

The provisions of the PSA and the Plan of Reorganization which permit Sunwest investors to elect to receive interests in Blackstone LLC are primarily designed to ameliorate the adverse tax consequences which would result from liquidating Sunwest or selling its assets directly to Blackstone LLC.  Applicant notes that the relief it seeks is much more narrow than that sought in the Drexel Burnham and LTV Aerospace matters, in that Applicant intends to register under the Investment Company Act and only seeks relief from specified provisions.  In particular, Applicant notes that it intends to register under the Investment Company Act and to comply with:  (a) the requirement to file a registration statement; (b) the governance provisions of the Investment Company Act; (c) the requirement for financial statements to be audited and prepared in accordance with Regulation S-X and Section 30(g) of the Investment Company Act; (d) the “disclosure controls and procedures” and “internal control over financial reporting” requirements of Rule 30a-3; (e) the proxy rules under Section 20(a) of the Investment Company Act; and (f) the restrictions on transactions with certain affiliated persons.4

4
Although Applicant may own up to 49% of the Common Interests in Blackstone LLC, Applicant does not control Blackstone LLC.  Blackstone LLC will be managed by its Administrative Member; Applicant will have no ability to remove or replace the Administrative Member.  Although Applicant has the right to appoint one of the three “Directors” of Blackstone LLC, the Board of Directors of Blackstone LLC does not perform similar functions to the board of directors of a corporation, in that the Board of Directors of Blackstone LLC only has authority over decisions to request contributions of additional capital from members of Blackstone LLC.  Accordingly, Applicant believes that it does not own “voting securities” in Blackstone LLC and accordingly is entitled to the presumption in Section 2(a)(9) that it does not control Blackstone LLC.

Like the applicants in the Drexel Burnham and LTV Aerospace matters, the Court as been actively involved in all aspects of the reorganization, including the development of Applicant’s capital structure, and the Court will have continuing jurisdiction over Applicant.  Thus, many activities that might be subject to regulation under the Investment Company Act also will be subject to the Court’s continuing jurisdiction.  That concurrent jurisdiction creates the potential for regulatory duplication, and the delays and costs that would be associated with such duplication, as well as for conflicts between the Court and the Commission.

Section 14(a)

Applicant requests an exemption from Section 14(a) of the Investment Company Act to permit it to offer its securities without first having a net worth of at least $100,000.  Applicant submits that the exemption would be consistent with the purposes of the Investment Company Act and the protection of investors, given the unique nature of Applicant, as an entity formed to resolve bankruptcy proceedings, address claims of various investors and ameliorate unfavorable tax consequences that would result if the bankruptcy estate were to sell its assets directly to Blackstone LLC.

Section 14 is designed to address the problem encountered before 1940 that sponsors of investment companies would abandon them, by ensuring that each registered investment company has sufficient financial responsibility.  Blackstone LLC’s reimbursement obligation of $400,000 per year and the Debtor’s obligation to loan up to $2.0 million to Applicant to pay administrative, compliance and similar expenses provides far greater protection than the $100,000 minimum net worth requirement.  In addition, if the $100,000 contribution is required, it would be made by the Debtor.  That would dilute other members of Applicant and, accordingly, would be contrary to Applicant’s purpose to maximize returns to investors in the Sunwest Enterprise.  Furthermore, although Applicant does not have a sponsor, it is being formed pursuant to the order of the Court, which will retain jurisdiction over Applicant.  Therefore, payment of a $100,000 initial capital contribution is not necessary for investor protection and an exemption from such requirement also would be consistent with the purpose underlying Section 14(a).

Because Applicant’s offering of securities is exempt from registration under the Securities Act by 11 USC §1145(a), the exceptions provided in Section 14(a)(3) of the Investment Company Act are not available to Applicant.

For the above reasons, Applicant believes that it the concerns of Section 14(a) are not applicable to Applicant and that it is appropriate to waive the $100,000 minimum net worth requirement.

Sections 18(a) and (c)

Applicant requests an exemption from Section 18(a) and Section 18(c) of the Investment Company Act to the extent necessary to allow Applicant to issue multiple classes of equity interests with differing priorities.  Applicant also requests an exemption from Section 18(a) to allow it to borrow up to $2.0 million from the Debtor to cover future administrative, compliance and similar expenses which may be incurred before receipt of distributions from Blackstone LLC.5

Applicant submits that the exemptions would be consistent with the purposes of the Investment Company Act and the protection of investors, given the unique nature of Applicant, as described above.  Section 18 generally is designed to prohibit investment companies from creating overly complicated capital structures and to ensure equitable treatment of security holders.  Applicant believes that these concerns are not present for its structure, given its limited operations and given the Court’s approval of its structure.

Section 19(b)

Applicant requests an exemption from Section 19(b) of the Investment Company Act and the rules thereunder to permit Applicant to make multiple distributions of capital gains in a single year.  The sole source of any distributions by Applicant will be Applicant’s receipt of distributions from Blackstone LLC.  Such distributions may result from operations of senior living facilities or from capital events such as sale by Blackstone LLC of senior living properties.  Decisions regarding the amount and timing of any such distributions will be made by members of Blackstone LLC other than Applicant.

Section 19(b) of the Investment Company Act was intended to prevent investor confusion regarding the source of distributions that could result from multiple capital gains distributions in a single year.  Given the nature of operations of Applicant and Blackstone LLC, the source of any distributions will be readily apparent and not subject to investor confusion.  Members of Applicant will annually receive IRS Forms K-1 which will clearly identify any capital gains distributions which have been received.  Moreover, limiting Applicant to making a single capital gains distribution in a year would require applicant to manage any cash it receives by investing that cash in securities or other instruments.  Given Applicant’s limited operations, this would require additional operational costs that would reduce investors’ returns.

Section 23(b)

Applicant requests an exemption from Section 23(b) of the Investment Company Act to permit Applicant:  (a) to issue all of its initial interests per the order of the Court for consideration that may be below net asset value; (b) to issue additional securities for consideration below net asset value, if necessary to fund capital requests from Blackstone LLC; and/or (c) to issue additional securities if needed to pay Applicant’s compliance, administrative and similar expenses and to repay the advances from the Debtor used to defer such expenses.

5
Applicant will issue non-voting “profits interests” to certain founders of Sunwest.  Although Section 18(i) generally does not allow the issuance of non-voting equity interests, Section 18(i) includes an exception to its requirements “as otherwise required by law.”  The order of the Court approving the Plan of the Reorganization and the transactions contemplated herein will meet this exception by specifically providing that the contingent “profits interests” issued to Sunwest founders may not be voting interests.

As to its initial issuance of interests, the consideration for such interests will be the existing interests of investors in the Sunwest properties and the bankruptcy estate, and therefore may or may not be below net asset value.  Applicant submits that the policy concerns of Section 23(b), to prevent dilution of existing investors, are adequately addressed by the Court’s approval of the transactions contemplated herein, including the issuance of the initial interests.

The Blackstone LLC operating agreement permits the Board of Directors to request members (including Applicant) to make additional capital contributions if the Board determines in good faith that (i) Blackstone LLC requires additional capital to meet its financial obligations or (ii) that raising additional capital for investment in facilities that are contiguous or adjacent to facilities acquired from Sunwest is advisable and in the best interests of Blackstone LLC.  If a member of Blackstone LLC (including Applicant) fails to make a requested additional contribution, its proportionate interest in Blackstone LLC will be diluted by the additional contributions of other members.  In the event of requests from Blackstone LLC for additional contributions, Applicant desires to be in a position to consider whether to make such additional contributions and thus preserve its proportionate interest in Blackstone LLC, even if such contributions happen to represent consideration below net asset value.

Applicant submits that the latter two exceptions are an appropriate way to allow Applicant and Applicant’s members the potential to retain their proportionate interest in Blackstone LLC in the event of future requests for additional capital contributions, and to raise funds, if needed, to pay Applicant’s compliance, administrative or similar expenses, given the unusual nature of Applicant and the limited exceptions it seeks.

Section 30

Applicant requests exemption from the requirements, contained in Sections 30(a), 30(b) and 30(e) and the rules thereunder, that registered investment companies file with the Commission and/or mail to their shareholders certain reports and financial information.  The forms prescribed by the Commission for periodic and other reports have little relevance to Applicant and would entail administrative and legal costs that outweigh any benefit to the investors.  Exemptive relief is requested to the extent necessary to permit Applicant to report only once each year to its investors.  After the close of each fiscal year, Applicant will prepare or cause to be prepared and distributed to each investor an annual report including audited financial statements and a report of the investment activities of Applicant during that year.  Applicant will file copies of this annual report with the Commission each year.  The annual financial statements included in Applicant’s annual report will comply with Regulation S-X and Section 30(g) of the Investment Company Act.  At the end of each fiscal year, Applicant will make a valuation or have a valuation made of all the assets of Applicant as of the fiscal year end in a manner consistent with customary practice for the valuation of assets of the kind held by Applicant.  In addition, as soon as practicable after the end of each fiscal year, Applicant will send a report to each person who was an investor at any time during such fiscal year, setting forth tax information necessary for the preparation of the investor’s income tax returns.  Applicant will also comply with the “disclosure controls and procedures” and “internal control over financial reporting” requirements of Rule 30a-3.6

The transferability of Applicant’s interests will be severely restricted, such interests will not be publicly traded, and Applicant’s only securities holdings will be its interest in Blackstone LLC and certain temporary short-term investments.  Therefore, Applicant believes the annual report to investors and other information to be provided to investors, as described above, satisfy the purposes the provisions of Section 30 from which Applicant seeks exemption.

Accordingly, Applicant requests that it be exempt from the requirements to prepare, file with the Commission and/or submit to Applicant’s members the following reports:  semi-annual and annual reports on Form N-SAR and Form N-CSR; quarterly reports on Form N-Q; and annual reports on Form N-PX.

Applicant also requests exemption from Section 30(h) and the rules thereunder to the extent necessary to exempt its members and the members of its Board from filing Forms 3, 4, and 5 as to their ownership of interests in Applicant.  There will be no trading market for the interests, and transferability is severely restricted.  Accordingly, the purposes underlying Section 30(h) would not be served by requiring the filing of Forms 3, 4 and 5.  Such filings are unnecessary for the protection of investors and would be burdensome to those who would be required to file them.

Conclusion

As with any bankruptcy or insolvency case, it is of fundamental importance to have efficient operations and to minimize expenses of administration.  In the present case, the tax consequences to some investors of a traditional liquidation or sale of Sunwest’s assets are potentially so grave that ameliorating those consequences has compelled adoption of a relatively complex structure.  Nonetheless, it is Applicant’s goal to conduct its operations as efficiently as possible to minimize expenses, while also satisfying Applicant’s fiduciary responsibilities to its members and thereby maximizing the after-tax return to investors.  Applicant’s requested exemptions are designed to maximize returns to investors and are consistent with the protection of investors and the purposes of the Investment Company Act.

Conditions

Applicant agrees that any order granting the requested relief will be subject to the following conditions:

1.  Applicant will not own or hold securities other than (a) interests in Blackstone LLC and (b) temporary short-term investments in general obligations of the United States, or its agencies and instrumentalities; and/or deposit accounts with banks which accounts are insured by the Federal Deposit Insurance Corporation or an equivalent insuring organization.

6	Applicant also will comply with the proxy rules specified in Section 20(a) of the Investment Company Act and the rules thereunder.

2.  Applicant will issue additional securities solely if necessary to fund capital requests from Blackstone LLC and, if needed, to pay Applicant’s compliance, administrative and similar expenses or repay the advances from the Debtor used to defer such expenses.

3.  Applicant will send to each investor in Applicant, and will file with the Commission, an annual report including audited financial statements and a report of the investment activities of Applicant during that fiscal year.  The annual financial statements included in Applicant’s annual report will comply with Regulation S-X and Section 30(g) of the Investment Company Act.  At the end of each fiscal year, Applicant will make a valuation or have a valuation made of all of its assets as of the end of the fiscal year in a manner consistent with customary practice as to the valuation of assets of the kind held by Applicant.  In addition, as soon as practicable after the end of each fiscal year of Applicant, Applicant will send a report to each person who owned interests in Applicant at any time during the fiscal year then ended, setting forth tax information necessary for the preparation of such person’s federal and state income tax returns.

REQUEST FOR RELIEF

For the foregoing reasons, Applicant requests that the Commission enter an order exempting Applicant from Sections 14(a), 18(a), 18(c), 19(b), 23(b), 30(a), 30(b), 30(e) and 30(h) of  the Investment Company Act and the rules thereunder.

Pursuant to Rule 0-2(c)(l) under the Investment Company Act, Applicant states that all actions necessary to authorize the execution and filing of this Application in Applicant’s name and on its behalf have been taken.  Applicant states that the undersigned has been fully authorized to sign and file this Application and any amendments thereto as are deemed appropriate.

The items required by Rule 0-2(c)(1) under the Investment Company Act are attached hereto as Exhibit A.  The verification required by Rule 0-2(d) under the Investment Company Act is attached hereto as Exhibit B.

Pursuant to Rule 0-2(f) under the Investment Company Act, Applicant hereby states that the address of Applicant is Post Office Box 3649, Portland, OR 97208-5248 and further states that all communications or questions concerning this Application should be directed to:

Matthew A. Chambers, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 1875 Pennsylvania Avenue, N.W. Washington, D.C. 20006 (202) 663-6591

Carol Dey Hibbs, Esq. Tonkon Torp LLP 1600 Pioneer Tower 888 S.W. Fifth Avenue Portland, OR 97204-2099 (503) 802-2016

Applicant requests that the Commission issue an order pursuant to Rule 0-5 without the necessity of holding a hearing.

WHEREFORE, Applicant requests that the Commission enter an order exempting it from Sections 14(a), 18(a), 18(c), 19(b), 23(b), 30(a), 30(b), 30(e) and 30(h) of the Investment Company Act and the rules thereunder.

Dated:  May 27, 2010

Sunwest Rollover Member LLC By: /s/ MICHAEL A. GRASSMUECK Name: Michael A. Grassmueck Title: Manager

EXHIBIT A

RESOLVED, that Sunwest Rollover Member LLC (the “Company”) shall apply to the United States Securities and Exchange Commission (“Commission”) for an order of exemption under Section 6(c) of the Investment Company Act of 1940 (the “Act”), exempting the Company from compliance with provisions of the Act, including, without limitation,  Sections 14(a), 18(a), 18(c), 19(b), 23(b), 30(a), 30(b), 30(e) and 30(h) of the Act; and

RESOLVED FURTHER, that the Application for an Order of Exemption Under Section 6(c) of the Act (the “Application”), in substantially the form presented to the sole member and sole manager be, and it hereby is, approved and adopted; and

RESOLVED FURTHER, that the sole manager of the Company be, and he hereby is, authorized and directed, for and on behalf of the Company, and in the name of the Company, to execute the Application and cause the Application to be filed and prosecuted with the Commission; and

RESOLVED FURTHER, that the sole manager of the Company be, and he hereby is, authorized and directed, for and on behalf of the Company, and in the name of the Company, to execute and deliver such other and further documents and instruments, including, without limitation, amendments and/or supplements to the Application, and to take such other and further action, as shall be necessary or appropriate more fully to effectuate the purposes of the Application and these resolutions.

EXHIBIT A-1

EXHIBIT B

STATE OF OREGON	)
) ss:
COUNTY OF MULTNOMAH	)

The undersigned, states that he has duly executed the attached Application for an Order of Exemption Under Section 6(c) of the Investment Company Act of 1940, as amended, dated May 27, 2010 for and on behalf of Sunwest Rollover Member LLC; and that all action by members and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Sunwest Rollover Member LLC By: /s/ MICHAEL A. GRASSMUECK Name: Michael A. Grassmueck Title: Manager

EXHIBIT B-1